

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

<u>Via E-mail</u>
Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

      Re: Optex Systems Holdings, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed April 18, 2011
             File No. 0-54114

Dear Mr. Hirschman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Tim Buchmiller for

                          Amanda Ravitz
                          Assistant Director

cc (via e-mail): Jolie G. Kahn, Esq.